FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to Shareholders dated August 19, 2013

COSAN LIMITED BDR Issuer Corp. Taxpayer ID (CNPJ): 08.887.330/0001-52 NOTICE TO SHAREHOLDERS

COSAN LIMITED (NYSE: CZZ, BM&FBovespa: CZLT11) hereby informs its shareholders about the rectification of the payment date of dividends relative to the fiscal year ended March 31, 2013 in accordance with the following terms:

Holders of class A and/or B shares (NYSE: CZZ):
i.
shareholders will receive payment of dividends relative to the 2013 fiscal year ended on March 31, 2013, in the total amount of US$ 82,405,674.26 (eighty two million, four hundred and five thousand, six hundred and seventy four United States Dollars and twenty six cents), corresponding to US$0.304431158 per class A and/or B shares;

ii.	the dividends declaration date will be August 19, 2013;
iii.	the above mentioned dividends record date will be August 29, 2013;
iv.	shares will trade "ex" as of August 27, 2013;
v.	the dividends payment date will be September 4, 2013

Holders of Brazilian Depositary Receipts (BDR) (BM&FBovespa: CZLT11):
i.
BDR’s shareholders will receive payment of dividends relative to the 2013 fiscal year ended on March 31, 2013, in the total amount of US$82,405,674.26 (eighty-two million, four hundred and five thousand, six hundred seventy-four United States Dollars and twenty-six cents), corresponding to US$0.304431158 gross dividend value for BDR's shareholders which may be subject to withholding by the BDR's depositary bank, pursuant to the applicable legislation;

ii.	the above mentioned dividends record date for the BDR’s shareholders was August 16, 2013;
iii.	the BDR’s traded "ex" on August 19, 2013;
iv.	the dividends payment date for BDR’s shareholders will be September 11, 2013
v.	from August 22 to August 29, 2013, the issuance and cancellation of BDRs will be suspended, returning to be performed from August 30, 2013.

BDR holders with share custody accounts will receive the amounts in accordance with the procedures adopted by the Stock Exchange. For holders with registration information that does not include an individual or corporate tax identification number (CPF or CNPJ, respectively) or data identifying the bank, bank branch and checking account, the dividends will be credited on the third business day after the date on which a request is made to update the registration information, provided said holder effectively updates the registration information in person at a branch of Itaú Unibanco S/A that provides services to such investors. If the registration information is updated at a bank branch not specializing in providing shareholder services or by correspondence delivered to the stock and debentures unit at the address Unidade de Ações e Debêntures do Itaú

São Paulo, August 19, 2013

Marcelo Martins
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 20, 2013	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer